UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)
Distributed Energy Systems Corp.

(Name of Issuer)
Common Stock, Par Value $0.01 per Share

(Title of Class of Securities)
25475V104

(CUSIP Number)
Perseus Partners VII, L.P.
c/o Perseus, L.L.C.
2099 Pennsylvania Avenue, N.W., 9th Floor
Washington, D.C. 20006
(202) 452-0101

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 4, 2008

Date of Event Which Requires Filing of This Statement
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          The original statement on Schedule 13D as filed on June 11, 2007 (the “Schedule 13D”) and amended on August 30, 2007 (“Amendment No. 1”), February 6, 2008 (“Amendment No. 2”), March 28, 2008 (“Amendment No. 3”) and April 24, 2008 (“Amendment No. 4”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Distributed Energy Systems Corp., a Delaware corporation (the “Issuer”), is hereby amended as set forth in this Amendment No. 5 (this “Amendment”, and together with the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, this “Statement”).
          This Amendment is being filed jointly by Perseus Partners VII, L.P. (“Perseus VII”) and Frank H. Pearl (“Mr. Pearl,” and together with Perseus VII, the “Reporting Persons,” and each a, “Reporting Person”) to amend Item 4.
          This Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D and all previous amendments thereto. Except as disclosed in and expressly amended by this Amendment, all information set forth in the Schedule 13D and all previous amendments thereto is unchanged by this Amendment.
          Item 4 of the Schedule 13D is hereby amended as follows:
Item 4. Purpose of Transaction
          Item 4 is amended to add the following information:
               As reported in the Issuer’s Form 8-K report filed on June 6, 2008 (the “Issuer 8-K”), on June 4, 2008 (the “Petition Date”), the Issuer and its wholly owned subsidiary, Northern Power Systems, Inc. (“Northern”), filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”). The petitions were filed in the United States Bankruptcy Court for the District of Delaware, in Wilmington, Delaware (the “Court”). The Court assumed jurisdiction over the assets of the Issuer and Northern as of the Petition Date. Both the Issuer and Northern will remain in possession of their respective assets and operate their businesses as “debtors-in-possession” under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court.
          In connection with the bankruptcy filings, Perseus VII has committed to provide financing in an aggregate principal amount not to exceed $2.0 million through a postpetition debtor-in-possession financing facility (the “DIP Facility”) to assist the Issuer and Northern in meeting their working capital requirements during the pendency of the bankruptcy cases. The terms and conditions of this DIP Facility are subject to approval by the Court. Loans made pursuant to the DIP Facility will bear interest at a rate of 16.5% per annum and will be secured by liens senior in priority to all other liens (other than certain prepetition liens) on all of the assets of the Issuer and Northern and all of their respective subsidiaries. The Issuer’s wholly owned subsidiary, Proton Energy Systems, Inc. (“Proton”), and each of the Issuer’s and Northern’s respective subsidiaries will guarantee and pledge their assets to secure the DIP Facility. The DIP Facility is scheduled to mature on August 1, 2008, but is subject to acceleration upon default, as defined in the Secured Debtor-in-Possession Loan Agreement to be entered into among Perseus VII, the Issuer, Northern, Proton and the other affiliates of the Issuer

(the “DIP Loan Agreement”). The Issuer and Northern will use cash flow from operations and the DIP Facility to provide working capital in accordance with the terms set forth in the budget agreed on by the Issuer, Northern and Perseus VII. A copy of the DIP Loan Agreement was filed by the Issuer as an exhibit to the Issuer 8-K. Perseus VII has made no commitment to provide the Issuer with any additional capital or to take any other action. Perseus VII has reserved all of its rights as a secured creditor of the Issuer.
          As disclosed in the Schedule 13D and previous amendments thereto, Perseus VII has invested $16.5 million in the Issuer under the terms of the Securities Purchase Agreement, dated May 10, 2007 and amended on March 13, 2008 (the “Securities Purchase Agreement”). In exchange, the Issuer has issued to Perseus VII senior secured convertible promissory notes that accrue interest (payable in cash or in kind at the Issuer’s discretion) at the rate of 12.5% per annum (all such notes, including notes issued to Perseus VII to pay interest thereon, the “Perseus Notes”). The Securities Purchase Agreement has previously been filed as an exhibit to the Schedule 13D and the amendment to the Securities Purchase Agreement has previously been filed as an exhibit to Amendment No. 3. The filing of the Chapter 11 petitions described above constitutes an event of default under the Perseus Notes. Additionally, an event of default occurred on June 3, 2008 when the Issuer breached certain financial covenants set forth in certain of the Perseus Notes. Accordingly, all of the Issuer’s obligations due to Perseus VII are now due and payable. As of June 4, 2008, the total amount of principal and accumulated interest due and payable under the Perseus Notes and other amounts due and payable under the Securities Purchase Agreement was at least $18.6 million.
          On June 4, 2008, (i) the Issuer entered into a Stock Purchase Agreement (the “Proton Purchase Agreement”) with Baker Companies, Inc. (“Baker”) pursuant to which Baker has agreed to purchase all of the shares of the capital stock of Proton for a purchase price of $9.2 million, subject to certain adjustments, and (ii) Northern entered into an Asset Purchase Agreement (the “Northern Purchase Agreement”) with NEA Wind Acquisition Corp. (“NEA Wind”) pursuant to which NEA Wind has agreed to purchase substantially all of the assets and assume specified liabilities of Northern for a purchase price of $10.5 million, subject to a holdback of $600,000 to be held in escrow for six months to secure indemnification obligations under the Northern Purchase Agreement. Both sales will be subject to an auction process that will be governed by bidding procedures approved by the Court. These procedures will allow competing bidders to submit higher offers in each auction. Perseus VII also will have the right to bid at one or both auctions (including by way of credit bidding). Perseus VII has not determined whether it will bid on some or all of the assets subject to sale. Under the terms of the DIP Loan Agreement, the net sale proceeds from the Proton and Northern sales must be used to repay amounts due and payable under the Perseus Notes, the Securities Purchase Agreement and the DIP Facility, subject to certain prepetition claims.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 6, 2008.	PERSEUS PARTNERS VII, L.P.

	By:	Perseus Partners VII GP, L.P.,
its general partner

	By:	Perseus Partners VII GP, L.L.C.,
its general partner

/s/ Teresa Y. Bernstein

Its: Secretary

FRANK H. PEARL

/s/ Teresa Y. Bernstein

Teresa Y. Bernstein, Attorney-In-Fact